Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

27 April 2009
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcements to Nasdaq OMX Copenhagen Nos. 6 and 7/2009.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encl.

Announcement No. 7/2009
27 April 2009

Articles of Association of Coloplast A/S
Company reg. (CVR) no. 69 74 99 17

Name, registered office and objects of the Company

1.

The name of the Company is Coloplast A/S. The Company also carries on business under the names of Dansk Coloplast A/S (Coloplast A/S), Coloplast International A/S (Coloplast A/S), Scantape A/S (Coloplast A/S) and Colomed Research Co. A/S (Coloplast A/S).

The Company's registered office is situated in the Municipality of Fredensborg.

2.

The objects of the Company are directly and through subsidiaries to carry on business as a manufacturing and trading Company, mainly within medical devices for the nursing and hospital sectors, and to carry on related research & development and investment activities.

Share capital and shares of the Company

3.

The total share capital of the Company is DKK 225 million, of which DKK 18 million is A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 207million is B shares divided into shares of DKK 5.00 each.

The share capital is fully paid up.

The A shares, which are non-negotiable instruments, are issued in the name of the holder and shall always be registered by name in the Company's register of shareholders. Any change of ownership in respect of the A shares is subject to consent by the Board of Directors. The same applies to any mortgaging or pledging.

Endorsement of the name of a shareholder on a share or the assignment thereof to a named holder is only valid vis-à-vis the Company when such endorsement or assignment has been entered in the Company's register of shareholders or the shareholder has given notice of and documented the acquisition. The Company is not liable for the authenticity or correctness of any registered endorsement or assignment.

The B shares are negotiable instruments. The B shares are issued in the name of the holder and shall always be registered by name in the register of shareholders.

No restrictions apply to the transferability of the B shares.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

4.

Except for the special rules set out below on pre-emption rights attaching to the A and B shares in connection with capital increases and the rules set out in Article 9 on the voting rights attaching to the A and B shares, no shares confer any special rights upon any holder and no shareholders are under an obligation to allow their shares to be redeemed.

If the shareholders in general meeting resolve to increase the share capital by issuing new A and B shares, the existing A shareholders have pre-emption rights to new A shares and the existing B shareholders have pre-emption rights to new B shares. If the share capital is only increased by A shares or B shares, all existing shareholders have pre-emption rights to new shares in proportion to their holdings of existing shares.

The A shares are signed by the Board of Directors in accordance with the rules of the Danish Public Companies Act. Annual dividends are paid to the A shareholders registered in the Company's register of shareholders. Any dividends remaining unclaimed for a period of five years from the due date accrue to the Company.

The Company's B shares are registered with VP Securities Services and payment of dividends concerning the B shares will be calculated by VP Securities Services. Dividends will be deposited in the account and with the bank specified to VP Securities Services and generally pursuant to the applicable rules. Any dividends remaining unclaimed for a period of five years from the due date accrue to the Company.

4 A.

The Company's share capital may be increased in one or more issues of B shares by a total nominal amount of up to DKK 15 million as directed by the Board of Directors with respect to time and terms. New shares issued under this authorisation are offered with pre-emption rights to the existing shareholders, except where

(a) the Board of Directors deems it expedient that the offering is made without pre-emption rights to the existing shareholders, in which case the new shares will be offered at market price and not below par against cash payment, or

(b) the new shares are to serve as consideration in full or in part in connection with the Company's acquisition of existing assets.

4 B.

The authority conferred on the Board of Directors by Article 4 A shall be valid until the annual general meeting in 2010.

New shares issued under the authorisation conferred on the Board of Directors by Article 4 A shall be negotiable instruments issued in the name of the holder and shall always be registered by name in the Company's register of shareholders. The new shares shall be subject to the same rules with respect to transferability, redeemability, pre-emption rights and voting rights as those applicable to the Company's other shares as provided in Articles 3, 4 and 9.

The new shares are eligible for dividends and other rights in the Company from the time and date determined by the Board of Directors, always provided that such rights shall take effect not later than 12 months after the date of registration of the capital increase with the Danish Commerce and Companies Agency.

The Board of Directors is authorised to make any such amendments to the Articles of Association as may be necessitated by the capital increase referred to in Article 4 A.

5.

The Company's A shares may be cancelled without a court order in accordance with the rules of the Danish Public Companies Act.

General meetings

6.

The general meetings of the Company are held at the registered office of the Company or elsewhere in the Capital Region of Denmark. The annual general meeting shall be held every year before the end of December.

Extraordinary general meetings shall be held as and when requested by the Board of Directors or by the auditors. Moreover, extraordinary general meetings shall be convened within two weeks when requested in writing for the purpose of transacting specific business by shareholders holding one-tenth of the share capital.

7.

All general meetings shall be convened giving not less than eight days' and not more than four weeks' notice in the Danish daily newspapers Berlingske Tidende and Jyllands-Posten. The notice shall set out the agenda and, if a resolution proposing amendments to the Articles of Association is to be considered at the general meeting, the essentials of such resolution.

The notice convening a general meeting at which a resolution is to be passed under section 79(1) or (2) of the Danish Public Companies Act shall set out verbatim the proposed resolution to amend the Articles of Association and shall be sent to all registered shareholders.

In order to be considered at the annual general meeting, proposals from the shareholders must be submitted to the Board of Directors not later than on 1 November of the relevant year.

Not later than eight days before a general meeting, the agenda and the proposed resolutions to be considered at the general meeting, set out verbatim, and in respect of annual general meetings also the audited annual report, shall be available for inspection by the shareholders at the Company's office and shall also be sent to all registered shareholders who have so requested.

8.

The agenda of the annual general meeting shall include the following business:

1. To receive the report of the Board of Directors on the activities of the Company during the past financial year.

2. To present and approve the audited annual report.

3. To pass a resolution on the distribution of profit or the covering of loss, as the case may be, in accordance with the approved annual report.

4. To consider any resolutions proposed by the Board of Directors or shareholders.

5. To elect members to the Board of Directors.

6. To appoint auditors.

7. Any other business.

9.

Shareholders are entitled to attend general meetings, provided that not later than three days before the general meeting such shareholders have obtained an admission card for themselves and their adviser, if any, at the Company's offices against presentation of proof of their shareholdings or with reference to their shares having been registered in the Company's register of shareholders.

Shareholders who have acquired their shares by transfer may only vote such shares if

(1) the shares have been entered in the register of shareholders, or

(2) the shareholders have given notice of and documented their acquisition

prior to the relevant general meeting being convened.

Shareholders who have acquired shares in any other manner may not vote the shares concerned, unless such shareholders have been registered in the register of shareholders or have given notice of and documented their acquisition.

Shareholdings for which no voting right may be exercised by virtue of Article 9(2) shall, however, be deemed to be represented at the general meeting if the shares have been registered in the register of shareholders prior to the general meeting or the shareholders have given notice of and documented their acquisition.

Each A share of DKK 5.00 entitles the holder to ten votes and each B share of DKK 5.00 entitles the holder to one vote.

Shareholders may vote by a proxy, who must produce a written and dated instrument of proxy. Proxy forms may not be issued for a period exceeding one year at a time.

10.

The Board of Directors shall appoint a chairman to preside over the meeting and decide all matters relating to the transaction of business and the voting. Any person entitled to vote may request that a ballot be taken on the specific item submitted for consideration.

11.

Business transacted at general meetings is determined by a simple majority of votes. Resolutions to amend the Articles of Association or to wind up the Company require that at least 50% of the share capital is represented at the general meeting and that the resolu-

tion is passed by at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting.

If the required share capital is not represented at the relevant general meeting and the proposed resolution is not adopted by two-thirds of the votes cast, such resolution shall stand rejected. If the resolution is adopted by two-thirds of the votes cast, the Board of Directors shall convene an extraordinary general meeting within two weeks, and if the resolution is adopted by at least two-thirds of the votes cast as well as of the voting share capital represented at such general meeting, the resolution shall be passed irrespective of the size of the share capital represented.

Proxies to attend the first general meeting shall, unless expressly revoked, also be deemed to be valid for the purposes of the second general meeting.

Resolutions comprised by the rules of section 79 of the Danish Public Companies Act must meet these provisions.

12.

Brief minutes of the proceedings at general meetings shall be recorded in a minute book authorised by the Board of Directors for that purpose and signed by the chairman of the meeting and by the attending members of the Board of Directors.

Board of Directors and Executive Management

13.

The Company is managed by a Board of Directors consisting of between five and eight members elected by the shareholders in general meeting and the number of employee representatives prescribed by Danish law.

Board members elected by the shareholders at the general meeting are elected for terms of one year and are eligible for re-election.

Persons who have reached the age of 70 cannot be elected to the Board of Directors.

14.

The Board of Directors shall appoint a chairman and a deputy chairman and shall be in charge of the overall management of the Company's affairs. Meetings of the Board of Directors are presided over by the chairman or, in his absence, the deputy chairman.

Resolutions by the Board of Directors shall be passed by a simple majority of votes. In case of an equality of votes, the chairman or, in his absence, the deputy chairman has the casting vote.

The Board of Directors shall draw up rules of procedure for the performance of its duties.

Minutes of the proceedings at meetings of the Board of Directors shall be recorded in a minute book to be signed by all Board members attending the meeting.

The audit book shall be submitted at all meetings of the Board of Directors and all entries shall be signed by all Board members.

The Board of Directors appoints an Executive Management consisting of up to six members, one of whom is appointed Chief Executive, and lays down the terms of their employment and the specific rules for their powers and responsibilities.

The Board of Directors may grant powers of procuration.

15.

The Company has defined general guidelines for remuneration, including incentive remuneration, of the Board of Directors and the Executive Management. These guidelines have been submitted to and adopted by the shareholders in general meeting.

16.

The Company is bound by the joint signatures of two members of the Executive Management, by the joint signatures of the chairman of the Board of Directors and a member of the Executive Management or by the joint signatures of all members of the Board of Directors.

Audit

17.

The Company's annual report shall be audited by two state-authorised public accountants appointed by the shareholders in general meeting, or by at least one state-authorised public accountant appointed by the shareholders in general meeting, if permitted by applicable legislation. Auditors are appointed for terms of one year and are eligible for re-appointment.

Financial statements

18.

The Company's financial year runs from 1 October to 30 September.

The annual report shall be signed by the Executive Management and the Board of Directors and shall be provided with the auditors' report.

19.

The annual report shall give a true and fair view of the Company's assets and liabilities, its financial position and results of operations in accordance with the relevant legislation in force from time to time. On the basis of the recommendation of the Board of Directors, the shareholders in general meeting pass a resolution on the distribution of profit as reported in the annual report.

Adopted at the general meeting held on 17 December 2008 and amended by Board resolution of 8 April 2009.

The Articles of Association of Coloplast A/S are available in a Danish and an English version. In case of discrepancies, the Danish version shall prevail.

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1301/+45 3085 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Director of External Relations
Tel. +45 4911 1922/+45 3085 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Announcement No. 6/2009
27 April 2009

Coloplast reduces share capital

As informed in Stock Exchange Announcement No. 23/2008 the proposal to reduce the Company's share capital by a nominal amount of DKK 5m of the Company's holding of treasury shares was adopted at Coloplast's Annual General Meeting on 17 December 2008.

The notice to creditors expired on 7 April 2009 without objection and the reduction of share capital is therefore effective today after notification of the Danish Commerce and Companies Agency. After cancellation of these shares the share capital of Coloplast amounts to DKK 225m, divided into DKK 207m B shares and DKK 18m A shares.

Lars Rasmussen
President and CEO

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1301/+45 3085 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Director of External Relations
Tel. +45 4911 1922/+45 3085 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.